SAGAMORE HOLDINGS, INC.
                         33 South Wood Avenue, Suite 600
                            Iselin, New Jersey 08830
                                 (732) 603-4967

May 13, 2005

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kenya Wright, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N. W., Mail Stop 0407
Washington, D.C. 20549

RE:      SAGAMORE HOLDINGS, INC.
         REGISTRATION STATEMENT ON FORM SB-2
         FILED FEBRUARY 14, 2005
         FILE NO. 333-122822

Dear Karen:

         We are in receipt of your comment letter dated March 14, 2005. This letter sets forth the responses of the Company to the comment letter. Your comments are reproduced below:

General

COMMENT 1:                 Please update the financial information included
                           in your filing in accordance with the requirements of
                           Item 310(g) of Regulation S-B.

RESPONSE:                  In accordance with the requirements of Item 310(g)
                           of Regulation S-B, we have updated the financial statements and the corresponding Notes to the Financial Statements in Amendment No. 1 to the
                           Registration Statement. We have also updated other applicable sections of Amendment No. 1 to the Registration Statement.

COMMENT 2:                 We note the 6 million Series A Convertible Preferred
                           shares issued to Cornell Capital Partners as a part of the investment agreement. We note that the Series
                           A is convertible into common stock based upon a floating exchange ratio tied to the market price of the common stock. As a result of this floating exchange ratio, we view Cornell Capital Partners' obligation under the equity line financing as not being irrevocable because of Cornell Capital
                           Partners' ability to engage in market transactions that could indirectly trigger restrictions on its ability to receive shares under the equity line financing. Therefore, we do not view the equity line financing as properly structured under Section 5 of the Securities Act of 1933.

Ms. Kenya Wright
May 13, 2005
Page 2


                           In addition, after considering the factual context of the proposed equity line financing, we do not believe that a binding contractual commitment was entered into on September 15, since at the time the equity line was entered into, Sagamore Holdings was (and is) a non-reporting company with no trading market. As such, the arrangement by Cornell Capital Partners to pay for shares at a purchase price that is 98% of a "market price" does not represent an irrevocable commitment to purchase the equity line shares. Further, the conditions to Cornell's purchase obligation include the shares' being authorized for quotation on the OTC Bulletin Board in the future.

                           Please revise your disclosure throughout the prospectus to remove any implication that there is an existing equity line arrangement with Cornell that provides the company with a viable mechanism to obtain needed financing.

RESPONSE:                  In response to the Commission's comment, we
                           terminated the Standby Equity Distribution Agreement with Cornell Capital Partners, pursuant to a Termination Agreement dated April __, 2005, and have removed any reference that such financing currently exists from the Amendment No. 1 to the Registration
                           Statement.

COMMENT 3:                 Please indicate the basis for using $0.20 per
                           share as the assumed conversion price of the Series A
                           Convertible Preferred Stock. Also, indicate the basis for using this figure as the offering price in the registration fee table for the common stock owned by Yorkville and the Nexus employees.

RESPONSE:                  The Company has estimated a conversion price of $1.00
                           per share, as this is the conversion price contained in the Series A Convertible Preferred Stock designations in the event no public market exists for shares of common stock of the Company. In the Amendment No. 1 to the Registration Statement, the
                           Company has further disclosed that this value is an estimate.

Cover Page

COMMENT 4:                 Limit your prospectus cover page to the
                           information required by Item 501 of Regulation S-B.
                           Please consider deleting unnecessary, immaterial and redundant information, including unnecessary parenthetical definitions, such as "Cornell Capital" and "Sagamore Holdings."

RESPONSE:                  We have limited our prospectus cover page to the
                           information required by Item 501 of Regulation S-B in Amendment No. to the Registration Statement.

Ms. Kenya Wright
May 13, 2005
Page 3


COMMENT 5:                 Item 501(a)(8) of Regulation S-B requires that you
                           include the price range or the formula or method to be used to calculate the offering price. Please include a fixed price or price range prior to effectiveness. Then you may file a post-effective amendment to switch to a market price when the shares begin trading on a market. Alternatively, state that the selling shareholders will sell at a price of $x.xx (or a range) per share until your shares trade on the Over-the-Counter Bulletin Board and thereafter they will sell at prevailing market prices or privately-negotiated prices. Revise also page 2 of the prospectus accordingly.

RESPONSE:                  The Amendment No. 1 to the Registration Statement
                           contains the requested disclosure concerning the offering price.

COMMENT  6:                We note your statement that the company "intends to
                           apply for listing on the Over-the-Counter Bulletin
                           Board." Please note that the OTC Bulletin Board is not an exchange, so securities are not listed on the OTC Bulletin Board, they are approved for trading. In addition, please correct the misstatement that the company applies to have its securities traded on the OTC Bulletin Board, as only brokers can apply to the NASD to have a company's securities traded on the OTC
                           Bulletin Board.

RESPONSE:                  The following statement does not appear in Amendment
                           No. 1 to the Registration Statement, "[t]he Company intends to apply for listing on the Over-the-Counter
                           Bulletin Board, however, such listing may not occur."

Prospectus Summary, page 1

COMMENT  7:                Please revise to decrease the length of your summary.
                           It should discuss only the key aspects of the offering and your operations. Much of the discussion you currently include does not appear so highly material as to merit inclusion in the summary. For example, consider eliminating here the extensive discussion in the third, fourth and fifth paragraphs, about the technology that is involved in your products and services, which discussion is more appropriate for your business section. As part of your revisions, ensure that you provide a balanced discussion by discussing the following in the summary:

                                    o        that your auditors have raised a
                                             concern as to your ability to
                                             continue as a going concern;

                                    o        the amount of your net losses for
                                             the last two fiscal years and
                                             periods in 2004;

                                    o        that you are in breach of covenants
                                             of your credit facility and any
                                             other debt; and

Ms. Kenya Wright
May 13, 2005
Page 4


                                    o        the interrelationships among the
                                             parties, such as that Cornell
                                             Capital Partners and Yorkville
                                             Advisors are controlled by the same
                                             natural person and that your
                                             Chairman and Chief Executive
                                             Officer recently left Cornell
                                             Capital Partners, which they
                                             co-founded, to form Sagamore
                                             Holdings

RESPONSE:                  We have decreased the length of our summary in the
                           Amendment No. 1 to the Registration Statement. The summary only discussed the key aspects of the offering and our operations.

The Offering, page 2

COMMENT 8:                 Indicate the percentage of your outstanding common
                           stock that the number of shares being offered would represent following the offering.

RESPONSE:                  We have indicated the percentage of our outstanding
                           common stock that the number of shares being offered would represent following in the offering in the Amendment No. 1 to the Registration Statement.

Summarized Historical Financial Information, page 4

COMMENT 9:                 We note that your fiscal year end is June 30 and
                           that your first quarter of fiscal 2005 ended on October 3, 2004. Tell us the reason that the quarter ended on this date, rather than September 30, 2004.
                           Clearly state your policy for determining quarter ends in your financial statements.

RESPONSE:                  The Company has revised the summarized historical
                           financial information and footnote no. 2 to its financial statements to disclose that the Company's interim fiscal quarters are 13 weeks ending on a Sunday, with the fourth quarter including one extra day (or two extra days in a leap year).

Risk Factors, page 5

General

COMMENT  10:               Please delete mitigating language in your risk
                           factors. For example, delete:

                               o "While we believe that the factors involving foreign components supply have not adversely impacted our business in the past" in the last sentence of the risk factor beginning "We are dependent on foreign manufacturers" on page 7;

                               o "While we do not believe that the loss of any one supplier would have a material adverse effect upon us since most products sold by us are available from multiple sources" in the risk factor beginning "We are dependent on suppliers" on page 6;

Ms. Kenya Wright
May 13, 2005
Page 5


                               o "Although such shortages and allocations have not had a material adverse effect on our operating results" in the last sentence of the risk factor beginning "Our industry is subject to supply shortages" on page 7;

                               o "Although we believe that our operations utilize the assembly and testing technologies, equipment and processes currently required by our customers" in the second paragraph of the risk factor beginning "We may not be able to maintain our technological" on page 8; and

                               o "While we believe that we would be able to locate suitable replacements for our executives if their services were lost" in the risk factor beginning "We depend on the continued services of our executive officers" on page 9.

                           These are only few examples; please review your risk factors generally to similarly delete mitigating language.

RESPONSE:                  We have removed mitigating language from our Risk
                           Factors section in the Amendment No. 1 to the Registration Statement.

Our Independent Registered Public Accounting Firm Has Stated...page 5

COMMENT  11:               Briefly describe here, with a more elaborate
                           discussion in management's discussion and analysis
                           (see our related comment), the covenants breached under the credit facility agreement and how they were breached. So that investors understand how this default may have factored in the going concern qualification, please describe briefly the penalty under the agreement for such default, including the terms of any increase in the penalty due to the duration of the default.

RESPONSE:                  In Amendment No. 1 to the Registration Statement, the
                           Company has added disclosures to its risk factors, liquidity discussion and its footnotes concerning the breaches of its covenants in the credit facility and the possible penalties associated with such breaches.

COMMENT  12:               Please note the dollar amount currently due under the
                           credit agreement.

RESPONSE:                  In Amendment No. 1 to the Registration Statement, the
                           Company has disclosed that the amount due totaled
                           $4,269,242 as of January 2, 2005. Additionally these amounts vary on a daily basis, and currently are slightly less than on January 2, 2005.

Ms. Kenya Wright
May 13, 2005
Page 6


The Company May Have to Pay $500,000..., page 6

COMMENT 13: Please briefly note here what is meant by "Net Working Capital Adjustment."

RESPONSE:                  We have noted what is meant by Net Working Capital
                           Adjustment in the new Registration Statement.

COMMENT 14:                Based upon the company's current financial
                           condition, it appears that, if the company is not successful on the merits, a negative decision would (as opposed to "could") have a material adverse effect on the company's working capital. Please revise accordingly

RESPONSE:                  In response to the Commission's comment, we have
                           replaced "could" with "would" in the new Registration
                           Statement.

We Are Dependent On Our Suppliers..., page 6

COMMENT  15:               Expand your disclosure to include the likelihood of
                           occurrence so that investors can assess the degree of risk. Have you had difficulty in the past obtaining an adequate supply from a particular provider? Has your supplier relationship with Jaco been affected by the dispute over the net working capital adjustment you describe in the previous risk factor? In your revised disclosure, also note that Jaco has the ability to terminate your supply agreement with it at any time and the percentage of supplies you have received from Jaco in the last two fiscal years and periods in. 2004

RESPONSE:                  The Company has made the requested disclosure in the
                           Amendment No. 1 to the Registration Statement.

We Do Not Have Long-Term Contracts With Our Customers..., page 6

COMMENT 16:                Please also expand here your disclosure to
                           include the likelihood of occurrence so that investors can assess the degree of risk. Have you had material difficulty in the past with a customer's canceling, reducing or delaying an order or orders?

RESPONSE:                  The Company has made the requested disclosure in the
                           Amendment No. 1 to the Registration Statement.

The Products We Manufacture May Have to Conform to RoHS..., page 7

COMMENT 17:                Please note here the percentage of products, to
                           the extent known, that your customers may ship to Europe or Asia so that investors may assess the magnitude of the risk.

Ms. Kenya Wright
May 13, 2005
Page 7


RESPONSE:                  The Company has made the requested disclosure in the
                           Amendment No. 1 to the Registration Statement.

Products We Manufacture May Contain Design..., page 8

COMMENT 18:                We note your statement that "[d]efects have been
                           discovered in products we manufactured in the past."
                           Indicate whether such defects have materially affected your financial condition or operations and describe in what way

RESPONSE:                  The Company has made the requested disclosure in the
                           Amendment No. 1 to the Registration Statement.

Currently No Public Market Exists For Our Common Stock..., page 10

COMMENT 19:                The reference to Sagamore shares being "listed"
                           on the OTC Bulletin Board is not correct, as companies do not list their shares on the OTC
                           Bulletin Board. Revise this reference here and elsewhere in the prospectus to correctly indicate that your shares would be traded on the OTC Bulletin
                           Board.

RESPONSE:                  We have revised this reference under this risk factor
                           and elsewhere in the prospectus to correctly indicate that our shares would be traded on the OTC Bulletin
                           Board.

Selling Stockholders, page 12

Table and Notes to the Table

COMMENT  20:               Identify here, and in connection with the principal
                           stockholders table on page 37, the natural person who controls Cornell Capital Partners and Yorkville
                           Advisors Management. Tell us what consideration you have given to aggregating in the table the information about the amount of shares beneficially owned and being sold by Cornell Capital Partners and Yorkville Advisors Management since, according to disclosure elsewhere in the prospectus, they are controlled by the same natural person, and listing that natural person as the selling stockholder.

RESPONSE:                  The Company has made the requested disclosure in the
                           Amendment No. 1 to the Registration Statement. The number of shares held by Cornell Capital Partners and Yorkville Advisors Management have not been aggregated in the Amendment No. 1 to the Registration
                           Statement because the beneficial ownership limitation causes the ownership for Cornell Capital to stay the same, regardless of including the Yorkville Advisors' shares, and therefore additional disclosure has been made in Amendment No. 1 to the Registration Statement regarding the separation of these two entities stock holdings of the Company.

Ms. Kenya Wright
May 13, 2005
Page 8


COMMENT  21:               We note your statement in note two to the table that
                           you have "taken into consideration the 4.99% ownership conversion limitation" in calculating the number of shares of common stock that are beneficially owned by Cornell Capital Partners. We also note that you have registered for resale considerably more than 4.99% of the company's outstanding common stock. Clarify that you are doing so because Cornell may control the number of shares of common stock it owns at any one time.

RESPONSE:                  The requested clarification has been made in the
                           Amendment No. 1 to the Registration Statement.

COMMENT  22:               Supplementally provide us with your analysis as to
                           why Rule 701 was available for the company's offering of options to employees of Nexus.

RESPONSE:                  The Company analyzed the preliminary notes and
                           requirements of Rule 701 to determine the availability of the exemption and determined that Rule 701 applied. Included in this analysis was that the Company is not a reporting company, satisfying
                           Rule 701(b)(1); that the securities were offered through a compensatory benefit plan to the Company's employees, satisfying Rule 701(c); that the amount sold complied with the limitations set forth in Rule
                           701(d); and that the employees were given a copy of the plan.

Dilution, page 19

COMMENT 23:                Please disclose and quantify the further dilution
                           to new investors that will occur upon exercise of your outstanding options.

RESPONSE:                  The Company has made the requested disclosure in the
                           Amendment No. 1 to the Registration Statement.

Plan of Distribution, page 20

COMMENT  24:               Identify Cornell Capital Partners, LP and Yorkville
                           Advisors Management LLC as underwriters.

RESPONSE:                  The Company has made the requested disclosure in the
                           Amendment No. 1 to the Registration Statement.

COMMENT 25:                Describe here or in management's discussion and
                           analysis the business purpose of the commitment and structuring fees paid to Yorkville.

RESPONSE:                  The Company has made the requested disclosure in the
                           Amendment No. 1 to the Registration Statement. As part of the Cornell Capital Partners financing transaction, the Company was required to pay these fees in connection with Cornell Capital Partners commitment to provide the funding and for its assistance in structuring the transaction. These fees were negotiated at arms length and were required as a condition to the Company obtaining the funding.

Ms. Kenya Wright
May 13, 2005
Page 9


Management's Discussion and Analysis, page 21

General

COMMENT 26:                Also describe how long you believe you can
                           satisfy your cash requirements and commitments, what sources of funds you will use, and whether you will have to raise additional funds in the next twelve months. See Item 303(a)(1) of Regulation S-B.

RESPONSE:                  The Company has made the requested disclosure in the
                           Amendment No. 1 to the Registration Statement.

COMMENT  27:               Discuss any known trends, events or uncertainties
                           that have or are reasonably likely to have a material impact on your financial condition, such as net sales, gross profit, and liquidity. Explain whether and why you expect revenues to increase, decrease, or remain the same in the upcoming year. See Item 303(b) of Regulation S-B and consider our guidance in Securities Act Release No. 33-8350 available on our website.

RESPONSE:                  Additional disclosures have been added to the
                           Management Discussion & Analysis section of the
                           Amendment No. 1 to the Registration Statement.

Overview, page 21

COMMENT 28:                Please revise this section to highlight the most
                           important developments of the periods being reported without being repetitive of or summarizing the ensuing MD&A and business discussion. The overview section should be written in Plain English from the CEO's perspective, focusing on the issues "that keep him up at night." Such topics could include:

                                    o        economic or industry-wide factors
                                             relevant to the company;

                                    o        how the company earns revenues and
                                             income and generates cash;

                                    o        the company's lines of business,
                                             locations of operations and
                                             principal products and services,
                                             without being repetitive of the
                                             business section or disclosure
                                             elsewhere in the prospectus; and

Ms. Kenya Wright
May 13, 2005
Page 10


                                    o        the material opportunities,
                                             challenges and risks that
                                             management are most focused on for
                                             the short and long term, as well as
                                             actions that they are taking to
                                             address these opportunities,
                                             challenges and risks. For example,
                                             we note that most of your
                                             customers' orders are cancelable by
                                             the customer without penalty. Your
                                             overview should address how
                                             management attempts to minimize the
                                             potential material adverse impact
                                             that cancellations, reductions or
                                             delays by a significant customer
                                             could have on the company.

RESPONSE:                  Additional disclosures have been added to the
                           Management Discussion & Analysis section of the
                           Amendment No. 1 to the Registration Statement.

COMMENT 29:                Clarify whether you are currently in default
                           under the promissory note agreement with Jaco and the consequences of such default.

RESPONSE:                  Additional disclosures have been added to the
                           Management Discussion & Analysis section of the
                           Amendment No. 1 to the Registration Statement.

Going Concern, page 21

COMMENT 30:                Please discuss what steps you plan to take to
                           reach profitability and to cure the problems underlying the going concern qualification in the auditors' report.

RESPONSE:                  Additional disclosures have been added to the
                           Management Discussion & Analysis section of the
                           Amendment No. 1 to the Registration Statement.

COMMENT 31:                Additionally, revise your disclosure to provide
                           discussion to support the preparation of your financial statements on the assumption of a going concern. Refer to FRC 607.02 for guidance.

RESPONSE:                  Additional disclosures have been added to the
                           Management Discussion & Analysis section of the
                           Amendment No. 1 to the Registration Statement.

Results of Operations, page 22

COMMENT 32:                Please be more descriptive of the precise reasons
                           for the significant changes in the gross profit line item from period to period. See Item 303(b)(1)(vi) of Regulation S-B.

RESPONSE:                  Additional disclosures have been added to the
                           Management Discussion & Analysis section of the
                           Amendment No. 1 to the Registration Statement.

Financial Results: Comparative Fiscal Year 2004 vs. Fiscal Year 2003 of Nexus, page 23

Ms. Kenya Wright
May 13, 2005
Page 11


COMMENT  33:               We note that when comparing the results of your 2003
                           fiscal year to your 2004 fiscal year on page 23, you assert "improved economic conditions" as cause for an increase in sales. However, on page 22 you attributed
                           "softening" sales during the period from July 1, 2004 through October 3, 2004, which you anticipate will continue through the next two quarters, to a slow down in the telecommunications industry. Tell us how economic conditions which you cite as cause for increases and decreases in your financial results changed over the periods for which you provide discussion. Include reference to economic indicators, results of customers and competitors, or other factors used in your analysis.

RESPONSE:                  Additional disclosures have been added to the
                           Management Discussion & Analysis section of the
                           Amendment No. 1 to the Registration Statement.

Liquidity and Capital Resources, page 23

COMMENT 34:                We note the company's expected reliance on the
                           standby equity distribution agreement with Cornell.
                           In light of the structural defects with the agreement
                           (see our earlier comments), discuss in reasonable detail the impact on the company's liquidity if this source of capital is not available.

RESPONSE:                  Additional disclosures have been added to the
                           Management Discussion & Analysis section of the
                           Amendment No. 1 to the Registration Statement.

COMMENT  35:               We note your discussion of certain covenants under
                           your credit facility which have not been met as of October 3, 2004 resulting in default. We additionally note that default of this facility could result in the default of your promissory note agreement with Jaco. Revise your disclosures to explain in detail the reasons for the default, the full extent of options available to your creditors to take action against you as a result, including any cross-default provisions, any actions that have already been or you anticipate being taken against you and how you are addressing them. Include discussion on the potential impact on your cash position and liquidity as well as your overall financial position should it be determined that you must repay amounts owed prior to the original due date. Consider our interpretive release issued in December 2003 regarding
                           Management's Discussion and Analysis that is available on our website at htt:Ilwww.sec.gov/rules/interp/33-8350.htm for guidance.

RESPONSE:                  Additional disclosures have been added to the
                           Management Discussion & Analysis section of the
                           Amendment No. 1 to the Registration Statement.

COMMENT 36:                Revise your disclosure to provide more detailed
                           discussion of your plan to meet your financial obligations over the next twelve months. Include discussion of anticipated and potential effects of your default in your disclosure.

Ms. Kenya Wright
May 13, 2005
Page 12


RESPONSE:                  Additional disclosures have been added to the
                           Management Discussion & Analysis section of the
                           Amendment No. 1 to the Registration Statement.

COMMENT 37:                Your statement on page 25 which says, "(w)e are
                           not aware of any material trend, event or capital commitment, which would potentially adversely affect our liquidity," does not appear appropriate in light of Nexus' default under its credit facility. Please revise this disclosure.

RESPONSE:                  The disclosure has been revised in the Amendment No.
                           1 to the Registration Statement as a result of the comment.

Our Business, page 27

General

COMMENT 38:                Describe the business development services
                           Celerity Systems is to provide upon your request and whether it has provided any yet.

RESPONSE:                  Pursuant to the agreement with Celerity Systems, upon
                           request, Celerity shall assist us in managerial assistance, including significant guidance and counsel in management, operations or business objectives and policies. Such assistance may include strategic and financial planning, designing budgets and control systems. No services have been provided to date.

COMMENT 39:                Tell us what consideration you have given to
                           including research and development disclosure according to Item 101(b)(10) of Regulation S-B.

RESPONSE:                  The Company has included in the Amendment No. 1 to
                           the Registration Statement that it has not spent any funds on research and development over the past two years.

COMMENT 40:                Tell us what consideration you have given to
                           intellectual property disclosure according to Item
                           101(b)(7) of Regulation S-B.

RESPONSE:                  The Company has included in the Amendment No. 1 to
                           the Registration Statement that its intellectual property historically had no recorded value, but now has a trademark relating to its name.

Our Customers and Markets, page 28

COMMENT 41:                We note your statement in the risk factors that
                           you have two key customers. Please describe here the extent of your dependence on these two customers. See
                           Item 101(b)(6) of Regulation S-B.

Ms. Kenya Wright
May 13, 2005
Page 13


RESPONSE:                  The Company disclosed that sales to these two
                           customers were 71% of the sales for the year ended
                           June 30, 2004 and over 62% for the quarter ended
                           January 2, 2005.

Our Suppliers, page 29

COMMENT 42:                Please explain what you mean when you say that
                           you "have adopted a more direct supplier model that targets select high quality suppliers from a more distributor-oriented procurement model."

RESPONSE:                  This sentence has been removed from the Amendment No.
                           1 to the Registration Statement.

Competition, page 29

COMMENT 43:                Discuss in greater detail your competition's
                           advantages in relation to you and how this affects your competitive position within your markets. Also, to the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item 101(b)(4) of Regulation S-B.

RESPONSE:                  [DAN/DON]

Employees, page 30

COMMENT 44:                So that investors may have an understanding of
                           the scope of your manufacturing activities, please indicate how many of your employees perform manufacturing functions.

RESPONSE:                  The Company has added the requested disclosure in the
                           Amendment No. 1 to the Registration Statement.

Description of Property, page 30

COMMENT 45:                We note your statement that the lease for your
                           Massachusetts manufacturing facility expires on July
                           31, 2005. Please indicate whether you intend to move your operations from there or otherwise address the lease termination and how this will affect your manufacturing operations, particularly since you also state that you believe your "present facilities will be adequate to meet [y]our needs for the foreseeable future."

RESPONSE:                  The Company has added the requested disclosure in the
                           Amendment No. 1 to the Registration Statement.

Management, page 32

Ms. Kenya Wright
May 13, 2005
Page 14


COMMENT 46:                Please include the option grants table described
                           in Item 402(c) of Regulation S-B. We note that one of your named executive officers was issued options in the last fiscal year.

RESPONSE:                  The requested table has been included in the
                           Amendment No. 1 to the Registration Statement.

Executive Compensation, page 33

COMMENT 47:                We note from your discussion that salaries for
                           Messrs Donohue and Farrell are being accrued and deferred until sufficient working capital is obtained. Tell us why no compensation expense has been reflected in your statement of operations.

RESPONSE:                  Compensation for Messrs Donnohue and Farrell are
                           being accrued and recorded in the statement of operations after the acquisition, and were reflected in the pro forma statement of operations. The quarterly statement of operations from October 4, 2004 through January 2, 2005, which are included in the Amendment No. 1 to the Registration Statement also have this accrual.

Certain Relationships and Related Transactions, page 36

COMMENT  48:               Please also summarize here the relationships and
                           related party transactions that are required to be described by Item 404 of Regulation S-B. Your reference to "other than as described above" is not helpful in understanding what transactions described elsewhere are related party transactions. For each related party, such as Cornell Capital Partners and Yorkville Asset Management, discuss how transaction prices were determined by the parties and whether you believe the terms of the transactions are comparable to terms you could obtain from independent third parties. For each agreement, describe the material terms of the agreement.

RESPONSE:                  The requested disclosures have been made in the
                           Amendment No. 1 to the Registration Statement.

Description of Securities, page 38

COMMENT 49:                Include the disclosure required by Item 201(b) of
                           Regulation S-B. Note that you should provide the information as of a recent date.

RESPONSE:                  The requested disclosures have been made in the
                           Amendment No. 1 to the Registration Statement.

Ms. Kenya Wright
May 13, 2005
Page 15


COMMENT 50:                Please clarify the number of shares of common
                           stock you have outstanding; we note you appear to state both 101,540,000 shares and 100,000,000 shares on page 38.

RESPONSE:                  The number of shares outstanding as of May 13, 2005
                           is 101,540,000, which is disclosed in the Amendment
                           No. 1 to the Registration Statement.

COMMENT 51:                Note whether you have declared any dividends
                           payable on the Series A Convertible Preferred Stock.

RESPONSE:                  No dividends have been paid on the Series A
                           Convertible Preferred Stock. This disclosure has been made in the Amendment No. 1 to the Registration
                           Statement.

COMMENT  52:               Please note which party to the investment agreement
                           may waive the 4.99% beneficial ownership limitation that you discuss on page 38.

RESPONSE:                  Cornell Capital Partners may waive the 4.99%
                           beneficial ownership limitation, which is noted in the Amendment No. 1 to the Registration Statement.

Notes to Financial Statements - Sagamore Holdings, Inc. and Subsidiary

Note 1 - Basis of Presentation, page F-7

COMMENT  53:               Refer to the end of the first paragraph on page 4.
                           Your basis in GAAP for accounting for your September
                           20, 2004 acquisition of Nexus Custom Electronics,
                           Inc, as if the transaction occurred on October 4, 2004 is unclear. Revise your financial statements and throughout the filing to account for this transaction on September 20, 2004 or advise us in detail providing reference to authoritative literature used as guidance in your response.

RESPONSE:                  Our interim fiscal quarters consist of thirteen weeks
                           ending on a Sunday. Our first fiscal quarter of 2005 ended on October 3, 2004. As noted in comment No. 9, we have updated our policy in describing our quarter ending dates in our financial statements. We designated October 4, 2004 as the acquisition date for convenience purposes because of the difficulty of closing our financial books on September 20, 2004 and October 4, 2004 was the first day of the next quarterly period. According to paragraph 48 in FAS
                           141, parties may for convenience, designate as the effective date the end of an accounting period between the dates a business combination is initiated and consummated. In addition, according to Interpretation.141.48-1, the SEC staff has stated that it will challenge designation of a date different than the date consideration is exchanged for the business if the acquisition is accounted for as if it took place more than one fiscal quarter before or after the transaction is consummated. Since
                           October 4, 2004 is the first day of our of fiscal
                           2005 second quarter, which is not more than one fiscal quarter after the acquisition was completed, we believe that the acquisition of Nexus Custom
                           Electronics, Inc., can be recorded as of October 4, 2004.

Ms. Kenya Wright
May 13, 2005
Page 16


Note 2 - Summary of Significant Accounting Policies

Stock-Based Compensation, page F-9

COMMENT 54:                We note that no compensation expense has been
                           recognized with regard to shares which you have issued to employees and service providers. Please address the following items:

                               o We note that Sagamore was formed for the sole purpose of acquiring Nexus. In light of this impending transaction, it is unclear to us how you determined that your common stock and Series B convertible preferred stock had no value. Please revise your valuation of the issuance of these shares and the recorded intrinsic value of the outstanding stock options or advise us as to the consideration you gave to this transaction in valuing the stock.

                               o We note at page F-11 that you issued common stock to consultants to provide business development services in future periods. Based on the guidance in paragraph 8 of SFAS 123, it appears that these shares should have been valued at the fair value of the consideration received since it appears more reliably measurable. Please revise or advise. In addition, describe for us in more detail the nature of the services to be provided by the consultants. Tell us how you applied the guidance in EITF 96-18 in accounting for this transaction.

                               o You state at pages F-10 and F-11 that you issued Series B convertible preferred stock and common stock to two officers and founders of the company as compensation. We note that these shares were issued soon after incorporation and capitalization. Clarify for us the nature of the services that they performed or will perform in exchange for the shares. If these shares are intended to compensate the officers for future services, tell us. the vesting provisions of the awards.

                               o    We note at page 17 that you granted
                                    1,540,000 shares of common stock to
                                    employees of Nexus as an incentive bonus on February 8, 2005. Tell us your determination of the fair value of these shares and your methodology for performing this valuation.

RESPONSE:                  RELATING TO THE FIRST BULLET.

Ms. Kenya Wright
May 13, 2005
Page 17


                           We obtained an independent valuation on our Series B convertible preferred and common stock as of October 4, 2004. Since Sagamore Holdings, Inc., ("Sagamore") was formed on August 30, 2004 to acquire the net assets of Nexus Custom Electronics, Inc., ("Nexus") Sagamore's only asset was Nexus. Based on the independent valuation, the top- down approach was used. The top- down approach determines the fair value of an enterprise and allocates the value to various classes of equity. Since the timing of the acquisition of Nexus and the date of the valuation are essentially identical and Sagamore had no operations prior to the purchase of the net assets of Nexus, other then the equity issuances, which we listed by date below:

                           o On September 15, 2004, 2,500,000 shares of common stock were issued to a third party in connection with the sale of 6,000,000 Series A preferred stock.

                           o On September 17, 2004, 10,000,000 shares of Series B convertible preferred stock were issued to two officers and founders of the company.

                           o On September 17, 2004, 88,250,000 shares of common stock were issued to two of its founders.

                           Based on the independent valuation, the enterprise or Sagamore was valued under the current - value method using the market valuation approach. The fundamental assumption of the current- value method is the manner in which each class of preferred stockholders will exercise its rights and achieve its return based on the enterprise value as of the valuation date and not at some future date. Therefore, depending upon the value of the enterprise and the nature and amount of the various liquidation preferences, preferred stockholders will participate in enterprise value allocation either as preferred stockholders or, if the conversion would provide them with better economic results as common stockholders. Since Sagamore purchased the net assets of Nexus in an arms length transaction for $12,000,000, and Nexus is Sagamore's only asset, therefore the fair value of Sagamore would be $12,000,000 before debt. The purchase price consisted of the following; (i) cash of $5,250,000, (ii) a credit facility secured by the assets of Nexus of which $4,319,049 was borrowed from the credit facility and $4, 000,000 was used as part of the purchase price and (iii) a $2,750,000 promissory note payable issued to Nexus' former parent. As noted in the financial statements, the Series A preferred stockholders are entitled to a liquidation preference of $6,000,000. Therefore, based on the calculation below there would be no value left for the Series B convertible preferred and common stockholders after the liquidation rights of the Series A preferred holders.

Ms. Kenya Wright
May 13, 2005
Page 18


                           Fair Value of Nexus                                   $12,000,000

                            Less: Credit Facility
                           (4,319,049)

                            Note payable to Nexus' former parent                  (2,750,000)
                                                                                 -----------

                            Net equity of Sagamore                                $4,930,951

                            Less Series A preferred
                           Stock ( liquidation preference)                        $6,000,000
                                                                                  ----------

                           Equity (deficit) remaining for the
                           Series B convertible preferred and common stock
                           Holders                                               ($1,069,049)
                                                                                 ===========

                           RELATING TO THE SECOND BULLET

                           The Company entered into an agreement with a consultant to provide business development services in future periods. As of January 2, 2005 and October 3, 2004, the consultant has not provided any services.

                           RELATING TO THE THIRD BULLET.

                           As noted above in the first bullet, on September 17, 2004, the Company issued Series B convertible preferred and common stock to two officers and founders relating to their association with the formation of the Company.

                           RELATING TO THE FOURTH BULLET.

                           Nexus' operations from October 4, 2004 through February 8, 2005 did not change significantly. Therefore, the same valuation method was used as of February 8, 2005 as was used on October 4, 2004.

Note 3 - Stockholders' Equity

Common Stock Issued for Services, page F-11

COMMENT 55:                Refer to your discussion of Common Stock issued
                           for services. It appears that you only discuss
                           95,750,000 of shares issued for services under this sub-heading. Include discussion of entire 100,000,000 shares of Common Stock issued for services through your balance sheet date under this sub-heading.

Ms. Kenya Wright
May 13, 2005
Page 19


RESPONSE:                  We have amended our footnote to include all of the
                           common stock issued.

Financial Statements - Nexus Custom Electronics, Inc.

COMMENT 56:                We note at page 4 that Nexus' fiscal year ended
                           on June 30, 2004. We also note that you provided audited statements of operations, stockholder's deficiency and cash flows for the years ended June
                           30, 2004. In this regard, tell us why you have not included an audited balance sheet as of June 30, 2004. Please revise or advise.

RESPONSE:                  We have included the June 30, 2004 audited balance
                           sheet and the related notes to the balance sheet in Amendment No. 1 to the Registration statement.

Notes to Financial Statements Statements - Nexus Custom Electronics, Inc.

COMMENT 57:                It appears that FAS 131 segment disclosures have
                           been omitted. Disclose the information required by SFAS 131 or tell us why these disclosures are not required.

RESPONSE:                  We believe that the enterprise -wide disclosures in
                           FAS 131 do not apply because we operate in one reportable segment since our revenues are derived from the same products and services.

Note 3 - Inventories, page F-24

COMMENT  58:               Refer to your Statements of Cashflows on page
                           F-20. It appears that there was a significant increase in inventory balance between fiscal years
                           2003 and 2004. Tell us what contributed to this significant change in your inventory balance.

RESPONSE:                  The Company has made the requested disclosure in the
                           Amendment No. 1 to the Registrations Statement in the
                           Liquidity subsection of the Management Discussion and Analysis section.

Sagamore Holdings, Inc. and Subsidiary - Unaudited Pro Forma Condensed Consolidated Statement of Operations Period from July 1, 2004 through October 3, 2004, page F-14

COMMENT 59:                The merger of an operating entity with a shell
                           corporation with no operations is not considered to be a business combination under SFAS 141 because the shell is not considered a business. In this regard, please revise your description of this transaction throughout the filing to avoid characterizing it as a business combination.

Ms. Kenya Wright
May 13, 2005
Page 20


RESPONSE:                  Sagamore Holdings, Inc., ("Sagamore") was formed to
                           acquire substantially all of the net assets of Nexus
                           Custom Electronics, Inc. ("Nexus") through its wholly-owned subsidiary NECI acquisition, Inc.
                           According to note 3 in paragraph 9 in FAS 141, a business combination occurs when an entity acquires assets that constitute a business, and a new entity formed to complete a business combination is referred to as an entity. The total purchase price paid by Sagamore was $12,000,000, which consisted of; cash of 5,250,000, $4,000,000 borrowed from a credit facility and a $2,750,000 promissory note payable issued to Nexus' former parent. In addition, paragraph 16 in FAS 141, in a business combination effected solely through the distribution of cash or other assets or by incurring liabilities, the entity that distributes cash or other assets or incurs liabilities is generally the acquiring entity. Accordingly, based on the facts discussed above, we believe that Sagamore's acquisition of Nexus is a business combination.

COMMENT 60:                It is unclear to us why you intend to record the
                           net assets of Nexus at fair value. If you believe that push-down accounting is appropriate, tell us how you made this assessment. Tell us your consideration of all authoritative literature, including your analysis of whether a collaborative group exists under the guidance in EITF Topic D-97.

RESPONSE:                  As noted in our comment No. 59, we believe that the
                           acquisition of Nexus by Sagamore Holdings, Inc., is a business combination, which should be accounted for using the purchase method in accordance with FAS 141.
                           Therefore, Sagamore Holdings, Inc through its wholly-owned subsidiary NECI acquisition, Inc., allocated the costs to acquire the net assets of Nexus based on their estimated fair values. In addition, according to Staff Accounting Bulletin No. 54 purchase transactions that result in an entity becoming substantially wholly- owned establish a new basis of accounting for the purchased assets and liabilities.

                           With respect to whether a collaborative group exists under the guidance in EITF Topic D-97. Sagamore Holdings, Inc, owns and controls 100% of Nexus accordingly there is no collaborative group.

COMMENT  61:               We note your statement at page F-35 that the
                           amortization relating to the fair values assigned to inventory and backlog are not reflected in the pro forma income statement. Explain for us in more detail the nature of this amortization and how you intend to account for these adjustments in your historical financial statements.

RESPONSE:                  In accordance with FAS 141, the inventory of Nexus
                           Custom Electronics, Inc ("Nexus") that was acquired by Sagamore Holdings, Inc., was recorded at its estimated fair value less selling costs as of October
                           4, 2004. The amortization relating to the fair value assigned to inventory will be amortized into cost of goods sold as the inventory turns. The estimated fair value assigned to backlog on October 4, 2004 was based on signed contracts and purchase orders. The

Ms. Kenya Wright
May 13, 2005
Page 21


                           amortization relating to the fair value of the backlog will be amortized into cost of goods sold over a one year period based on the expected income stream. Accordingly, we would not include the amortization relating to fair values assigned to inventory and backlog in our pro-forma income statement since the inventory would have already been sold through October 3, 2004 and the costs associated with generating the backlog would have already been expensed due to the income stream generated from the sale of the inventory in our historical financial statements through October 3, 2004.

COMMENT 62:                It appears that you intend to account for your
                           trademark as an indefinite-lived intangible asset.
                           Tell us how you applied the guidance in SFAS 141 in determining that your trademark has an indefinite useful life. In addition, tell us and disclose your method of determining the fair value of trademark in performing the annual impairment test.

RESPONSE:                  Based on an analysis of marketing, advertising,
                           website use and its customer relationships, the trademark, which has been in use since 1994 is deemed to have an indefinite useful life because it is expected to contribute cash flows indefinitely. The
                           "Relief from Royalty" methodology was used in calculating the fair value of the trademark. This methodology estimates the royalty which would be paid if the trademark was licensed from a third party, and calculates the present value of such cash outflow stream. This same methodology is likely to be used in future annual impairment tests of the valuation of the trademark.

Exhibits

COMMENT 63:                You use the defined term "Series A Shares" in your
                           legality opinion, and it is not clear whether you are referring to the Series A Convertible Preferred Stock or the 30 million shares of common stock underlying this preferred. Your legality opinion should opine as to whether the 34,040,000 shares of common stock being registered are duly authorized for issuance, validly issued, fully paid and nonassessable when issued. Please revise to clarify.

RESPONSE:                  The opinion has been revised as requested.

COMMENT 64:                Tell us what consideration you have given to
                           filing as material contracts any agreements with the "two key customers" you mention on page 8 in the risk factors.

RESPONSE:                  There are no written agreements between the Company
                           and these customers, and therefore they have not been included as Exhibits.

Ms. Kenya Wright
May 13, 2005
Page 22


         Enclosed with this letter is a redlined version of Amendment No. 1 to the Registration Statement comparing it to the original registration statement filed on February 14, 2005.

         Please call me or Clayton Parker at (305) 539-3306 if you have any questions.

Very truly yours,


/s/ Robert P. Farrell
-----------------------
Chief Executive Officer